SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Proposal for Migration to the Novo Mercado February 2026 Classificação: xxxxx Information Security Guidelines This presentation has been prepared by the Company for the sole purpose of providing guidance on procedures for participation, via digital platform or distance voting, in the Company’s Extraordinary General Meeting (“EGM”), the Special Meeting of Holders of Class A1 Preferred Shares (“SM PNA1”) and the Special Meeting of Holders of Class B1 Preferred Shares (“SM PNB1” and, together with the EGM and the SM PNA1, the “Meetings”). This material is for explanatory and informational purposes only and should not, under any circumstances, be interpreted as a recommendation or guidance for shareholders to vote in any particular manner or to support any specific proposal submitted for deliberation at the Meetings. Each shareholder is solely responsible for independently assessing the matters on the agenda and deciding how to exercise their voting rights at the Meetings. This presentation does not replace or prevail over the official call documents for the Meetings, including the call notices, management proposals, and distance voting ballots, which contain the complete and detailed information on the matters to be deliberated and the formal instructions for exercising voting rights. Shareholders are therefore encouraged to carefully read those documents before participating in the Meetings. The Company assumes no responsibility, whether direct or indirect, for any voting decisions made by shareholders based on the information contained in this presentation, nor does it guarantee or assure any results arising from the exercise of voting rights. This presentation contains certain forward-looking statements, including statements regarding our current intentions, beliefs or expectations, or those of our management, concerning, among other matters, our migration to the Novo Mercado and the impacts of related plans and strategies. These forward-looking statements are based on current expectations, estimates, and projections regarding the industry and markets in which we operate, as well as on management’s beliefs and assumptions. Such statements involve uncertainties that may materially affect our financial results, business, and operations. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “aims,” and “estimates,” including variations of these terms and similar expressions, are intended to identify these forward-looking statements, which generally are not historical facts. These forward-looking statements are subject to risks, uncertainties, and contingencies, including those related to our migration to the Novo Mercado and its impacts on our business, operations, and the market for our shares. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or any other factors. Forward-looking statements do not constitute a guarantee of future performance and are subject to risks and uncertainties. In light of these risks and uncertainties, the events and circumstances described in this presentation may not occur. Classificação: xxxxx Sell-side coverage overview Share price appreciation after the announcement Assumptions for the PN/ON exchange ratio Proposed structure for the conversion to the Novo Mercado segment Scenarios for the Novo Mercado shareholding structure Novo Mercado shareholders’ meetings Agenda Sell-side coverage overview about Novo Mercado migration proposal “Favorably,asthemigrationtoNovoMercadorepresentsasignificantimprovementincorporategovernancestandards”. “Constructivestep,furtherstrengthencorporategovernancestandardsandenhanceliquidity.” “ProposalforNovoMercadomigrationannounced:Positive.” “Structuralde-riskingeventthatshouldincreasethecompany’sgovernanceandexpanditsaddressableinstitutionalinvestorbase”. MigrationtoNovoMercado–Anewmilestoneintheturnaround “MigrationtoNovoMercado:AnotherDe-RiskingStep” “Themigrationisexpectedtostrengthengovernanceandenhancetheinvestmentcase.” “Weviewthefinaltermsofthemigrationasfair.Weexpectnotonlyabetteralignmentofinterestbetweenshareholdersbutalsoimprovedgovernance,increasedstockliquidity,thepossibilityofattractingmorelong-termforeigninvestors.” 4 buy recommendation NovoMercadomigrationproposal outperform rating outperform rating NovoMercadomigrationproposal buy recommendation AXIAEnergia:FirstTake buy recommendation AXIAannouncesmigrationtoNovoMercado buy recommendation GlobalResearch outperform rating NovoMercadomigrationtermsannounced Share price appreciation after the announcement ¹02.24.26 02/01/2026 12/01/2026 22/01/2026 01/02/2026 11/02/2026 21/02/2026 AXIA3 AXIA6 AXIA7 02.19 Novo Mercado announcement Market Cap R$ 181.3 billions (+ 10.9 billions) The shares reached their highest values AXIA6R$67.70(+8.81%) AXIA3R$62.03(+5.98%) AXIA7R$60.22(+6.92%) Methodology used: discounted dividend flow -Dividend Discount Model (DDM) Assumptions for the PN/ON exchange ratio 6 Balance the economic and political interests of shareholders Acknowledge the distinct economic treatment of PNA1/PNB1 (dividends) Proposed structure for the conversion to the Novo Mercado segment 7 PNA1 PNB1 ON PNC 1 PNA1 or PNB1 1.1 ON The proposal acknowledges the current distinct economic treatment of preferred shareholders, who receive a dividend premium at least 10% higher than that paid to the common shareholders Date base : 01.31.26 8 ON PNC Total 2,336,641,430 606,796,117 2,943,437,547 ON PNC PNA¹ Total 2,336,479,818 606,796,117 146,920 2,943,422,855 ON PNA PNB PNC Total 2,028,544,286 146,920 279,941,393 606,796,117 2,915,428,717 Scenario 1 ShareholdingstructurescenariosfortheNovoMercado Actual shareholding structure Possible migration scenarios for the Novo Mercado 1 PNA1 and 1 PNB1 1,1 ON Scenario 2 Post-migration shareholding structure Post-migration shareholding structure 1 PNB1 1,1 ON ¹ if the AGESP PNA1 does not approve the conversion, the PNA1 shares will remain in the Company’s shareholding structure, withtheadditionalvotingrights,inaccordancewithB3waiver. Classificação: xxxxx 2:00 pm (BRT) Special meeting of Class A1 preferred shareholders AGESP –PNA1 3:00 pm (BRT) Special meeting of Class B1 preferred shareholders 4:00pm (BRT) Extraordinary general meeting of common shareholders and class C preferred shareholders Novo Mercado shareholders’ meetings, to be held, on first call, on April 1, 2026. AGESP –PNB1 AGE –ON + PNC Classificação: xxxxx axiaenergia.com.br @axiaenergia /axiaenergia/ axiaenergia.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.